SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil extends Telekom Austria’s shareholders’ agreement and agrees to support tower spin-off.”

Mexico City, Mexico, February 6, 2023. América Móvil, S.A.B. de C.V. (“AMX”) [BMV: AMX] [NYSE: AMX | AMOV], announced today that it has entered into a definitive agreement with Österreichische Beteiligungs AG ("OBAG"), effective today with respect to their participations in Telekom Austria AG (“Telekom Austria” or the “Company”) (the “Shareholders Agreement”).

Shareholders Agreement

The Shareholders Agreement provides a new term of 10 years from this date and ensures AMX leadership and control over Telekom Austria Group. Also, it provides AMX the right to continue to nominate the majority of the Supervisory Board members and to nominate the Chairman and Chief Executive Officer of the Management Board of the Company with decision making vote over all management decisions.

Tower Spin-Off

As part of the renewal of the Shareholders Agreement, AMX and OBAG have agreed to firmly support the spin-off of the mobile towers in most of the countries in which Telekom Austria operates, including Austria. The tower spin-off from the telecom business will enable a more efficient capital allocation and greater capacity at Telekom Austria to expand its overall investment plans. Subject to the completion of the spin-off, both core shareholders have agreed on a connectivity investment program to expand high-speed connectivity infrastructure in Austria, including fibre and 5G infrastructure.

The implementation of the tower spin-off will not result in changes in the core shareholder structure. Shareholders intend to list the shares of the tower company on the Vienna Stock Exchange.

Implementation of the tower spin-off is subject to required corporate and regulatory approvals, including the approval by the Supervisory Board and by the shareholders of Telekom Austria.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2023

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact